BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction 358, of January 3, 2002, announces the following to its shareholders and to the market in general that based on the Provisional Measure nº 783 from May 31st 2017 and n° 798 from August 31st 2017, regulated by the Normative Ruling nº 1711 of the Brazilian Federal Revenue (“RFB”) from June 16th 2017 and n° 1733 from August 31st 2017, and by the Ordinance nº 690 of Attorney General of the National Treasury from June 29th 2017, BRF has decided to include debts related to PIS, COFINS and CSLL in the Special Tax Regularization Program (“PERT”), which are registered in the federal debt due to rejection of requests for IPI credit tax by Federal Revenue of Brazil .

The nominal value of debts adhered to “PERT” amounts roughly R$455 million, of which 20% will be paid in monthly installments until December 2017. The remaining balance will be paid in 145 monthly installments, including projected deductions as per respective Provisional Measures.

Given the resignation of legal proceedings related to previously mentioned debts, the Company has untied the active process to recover IPI credit tax from its liability cause, and acknowledged, therefore, a recoverable tax of around R$640 million.

Considering the net effect between debts adhered to “PERT”, including program deductions, already-constituted provisions, acknowledged tax assets of active processes and other non-recurrent items, the Company expects a positive impact into Income Before Tax and Social Contribution of approximately R$310 million, of which R$220 million related to Financial Results.

  São Paulo, October 02, 2017

Lorival Nogueira Luz Jr.

Chief Finance and Investor Relations Officer